Filed by Pfizer Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Pfizer Inc.

(Commission File No. 001-03619)

The following communication is being filed in connection with the proposed business combination between Mylan N.V. and Upjohn, Pfizer Inc.’s off-patent branded and generic established medicines business.

The following are excerpts from the transcript of Pfizer Inc.’s first quarter earnings call, held on April 28, 2020.

Corporate Participants

Albert Bourla Pfizer Inc. – Chairman of the Board & CEO

Angela Hwang Pfizer Inc. – Group President of Biopharmaceuticals Group

Charles E. Triano Pfizer Inc. – SVP of IR

Frank A. D’Amelio Pfizer Inc. – CFO & EVP of Global Supply & Business Operations

John D. Young Pfizer Inc. – Group President & Chief Business Officer

Mikael Dolsten Pfizer Inc. – Chief Scientific Officer and President of Worldwide Research, Development & Medical

Conference Call Participants

Andrew Simon Baum Citigroup Inc, Research Division – Global Head of Healthcare Research and MD

Carter Lewis Gould Barclays Bank PLC, Research Division – Senior Analyst

David Reed Risinger Morgan Stanley, Research Division – MD in Equity Research and United States Pharmaceuticals Analyst

Louise Alesandra Chen Cantor Fitzgerald & Co., Research Division – Senior Research Analyst & MD

Navin Cyriac Jacob UBS Investment Bank, Research Division – Equity Research Analyst of Specialty Pharmaceuticals and Large Cap Pharmaceutic

Randall S. Stanicky RBC Capital Markets, Research Division – MD of Global Equity Research & Lead Analyst

Stephen Michael Scala Cowen and Company, LLC, Research Division – MD & Senior Research Analyst

Terence C. Flynn Goldman Sachs Group Inc., Research Division – MD

Timothy Minton Anderson Wolfe Research, LLC – MD of Equity Research

Umer Raffat Evercore ISI Institutional Equities, Research Division – Senior MD & Senior Analyst of Equity Research

Vamil Kishore Divan Mizuho Securities USA LLC, Research Division – MD

PRESENTATION

Operator

Good day, everyone, and welcome to Pfizer’s First Quarter 2020 Earnings Conference Call. Today’s call is being recorded. At this time, I would like to turn the call over to Mr. Chuck Triano, Senior Vice President of Investor Relations. Please go ahead, sir.

Charles E. Triano – Pfizer Inc. – SVP of IR

Thank you, operator. Good morning, everyone, and thanks for joining us today to review Pfizer’s first quarter 2020 financial results, our reaffirmed full year 2020 financial guidance, Pfizer’s role in helping find solutions for the COVID-19 pandemic as well as other relevant business topics.

As usual, I’m joined today by our Chairman and CEO, Albert Bourla; Frank D’Amelio, our CFO; Mikael Dolsten, President of Worldwide Research and Development; Angela Hwang, Group President, Pfizer Biopharmaceuticals Group; John Young, our Chief Business Officer; and Doug Lankler, our General Counsel.

The slides that will be presented on this call were posted to our website earlier this morning and are available at pfizer.com/investors. You’ll see here on this slide that covers our legal disclosures. Albert and Frank will now make prepared remarks, and then we will move to a question-and-answer session. With that, I’ll now turn the call over to Albert Bourla. Albert?

Albert Bourla – Pfizer Inc. – Chairman of the Board & CEO

Thank you, Chuck, and good morning, everyone. During my remarks, I will discuss the first quarter business performance as well as recent milestones from our pipeline.

As expected for — revenues for our Upjohn business were down 37% operationally in the quarter to $2 billion. The decline was primarily driven by the expected significant volume declines for Lyrica in the U.S. due to multi-share generic competition that began in July 2019. Upjohn revenues in China declined 41% operationally, primarily driven by anticipated declines for Lipitor and Norvasc, primarily resulting from the volume-based procurement program, which was initially implemented in March 2019 and expanded nationwide beginning in December of 2019. These declines were consistent with our previous guidance for the Upjohn business.

Regarding Upjohn’s combination with Mylan, the industrial logic continues to be very attractive. While we pushed out the expected timing of the deal close to the second half of 2020, mostly due to administrative delays related to COVID-19, there is no change in our commitment to the transaction, and we continued to move forward with all pre-closing activities and initiatives. Last week, the European Commission approved the proposed transaction, subject to divestment of certain of Mylan’s generic medicines.

Frank A. D’Amelio – Pfizer Inc. – CFO & EVP of Global Supply & Business Operations

Upjohn revenues declined 37% operationally driven by generic competition for Lyrica in the U.S. and declining sales of Lipitor and Norvasc in China due to the implementation and nationwide expansion of the volume-based procurement program. Importantly, both of these negative drivers were anticipated in our previous Upjohn guidance.

Before walking you through our guidance updates in detail, I want to acknowledge that no one currently knows exactly how and in what time frame the COVID-19 pandemic will progress and eventually come to its resolution. Given those uncertainties, along with our desire to be as transparent as possible, we are providing on this chart the key COVID-19-related assumptions that are reflected in today’s guidance update.

In summary, our financial guidance reflects our expectation that most health care systems around the world will begin to resume their normal functions in the second half of 2020, including in-person doctor visits, new-to-brand prescription trends, sales force activities and clinical trial enrollment. The guidance also assumes we will be able to continue to operate our manufacturing and supply chain without material disruption and that we will continue to invest in potential treatments and vaccines against COVID-19 throughout 2020.

With that, let’s take a look at our guidance. Consistent with last quarter, we are providing 3 sets of financial guidance. As a reminder, those 3 sets of guidance are as follows: total company, which reflects our current construct of the Biopharma and Upjohn businesses and excludes any impact from the pending Upjohn combination with Mylan; two, new Pfizer, which is a full year pro forma view that reflects the impact of the pending Viatris transaction by removing Upjohn and including $12 billion in cash proceeds from Upjohn to new Pfizer; and other transaction-related factors, such as transitional service [agreement revenue; and three,] (added by company after the call) Upjohn as a stand-alone business.

Let me remind you that the Upjohn guidance includes the Meridian business and our collaboration with Mylan in Japan as we discussed last quarter. All of these scenarios continue to be based on a full year of revenues and expenses in 2020.

Moving on to financial guidance for new Pfizer and Upjohn. Despite absorbing negative incremental impacts on revenues due to changes in foreign exchange rates since mid-January of approximately $500 million for new Pfizer and $100 million for Upjohn, we are reaffirming the fiscal year 2020 revenue guidance ranges for both pro forma companies. Additionally, we are reaffirming the guidance ranges for adjusted IBT margin and adjusted diluted EPS for new Pfizer as well as adjusted EBITDA for Upjohn. The only change to the guidance we gave for new Pfizer is a $1 billion reduction in the range for operating cash flow driven entirely by a $1.25 billion voluntary U.S. pension contribution, which we plan to make in the second half of 2020.

Forward-Looking Statements

This communication contains “forward-looking statements”. Such forward-looking statements may include, without limitation, statements about the proposed combination of Upjohn Inc. (“Newco”) and Mylan N.V. (“Mylan”), which will immediately follow the proposed separation of the Upjohn business (the “Upjohn Business”) from Pfizer Inc. (“Pfizer”)(the “proposed transaction”), the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding Pfizer’s, Mylan’s, the Upjohn Business’s or the combined company’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. Forward-looking statements may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “pipeline”, “intend”, “continue”, “target”, “seek” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the impact of outbreaks, epidemics or pandemics, such as the COVID-19 pandemic; ongoing challenges and uncertainties posed by the COVID-19 pandemic for businesses and governments around the world; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; changes in relevant tax and other laws; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction, including receipt of approval of Mylan’s shareholders, not being satisfied or waived on the anticipated timeframe or at all; the regulatory approvals required for the proposed transaction not being obtained on the terms expected or on the anticipated schedule or at all; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with accounting principles generally accepted in the United States of America and related standards or on an adjusted basis; the integration of Mylan and Newco being more difficult, time consuming or costly than expected; Mylan’s, the Upjohn Business’s and the combined company’s failure to achieve expected or targeted future financial and operating performance and results; the possibility that the combined company may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Mylan and Newco; customer loss and business disruption being greater than expected following the proposed transaction; the retention of key employees being more difficult following the proposed transaction; Mylan’s, the Upjohn Business’s or the combined company’s liquidity, capital resources and ability to obtain financing; any regulatory, legal or other impediments to Mylan’s, the Upjohn Business’s or the combined company’s ability to bring new products to market, including but not limited to where Mylan, the Upjohn Business or the combined company uses its business judgment and decides to manufacture, market and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); success of clinical trials and Mylan’s, the Upjohn Business’s or the combined company’s ability to execute on new product opportunities; any changes in or difficulties with Mylan’s, the Upjohn Business’s or the combined company’s manufacturing facilities, including with respect to remediation and restructuring activities, supply chain or inventory or the ability to meet anticipated demand; the scope, timing and outcome of any ongoing legal proceedings, including government investigations, and the impact of any such proceedings on Mylan’s, the Upjohn Business’s or the combined company’s consolidated financial condition, results of operations and/or cash flows; Mylan’s, the Upjohn Business’s and the combined company’s ability to protect their respective intellectual property and preserve their respective intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; actions and decisions of healthcare and pharmaceutical regulators; the impacts of competition; changes in the economic and financial conditions of the Upjohn Business or the business of Mylan or the combined company; uncertainties regarding future demand, pricing and reimbursement for Mylan’s, the Upjohn Business’s or the combined company’s products; and uncertainties and matters beyond the control of management and other factors described under “Risk Factors” in each of Pfizer’s and Mylan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission (“SEC”). These risks, as well as other risks associated with Mylan, the Upjohn Business, the combined company and the proposed transaction are also more fully discussed in the Registration Statement on Form S-4, as amended, which includes a proxy statement/prospectus (as amended, the “Form S-4”), which was filed by Newco with the SEC on October 25, 2019 and declared effective by the SEC on February 13, 2020, the Registration Statement on Form 10, as amended, which includes an information statement (as amended, the “Form 10”), which has been filed by Newco with the SEC on January 21, 2020 and amended on February 6, 2020 and subsequently withdrawn on March 11, 2020, and is expected to be refiled prior to its effectiveness, a definitive proxy statement, which was filed by Mylan with the SEC on February 13, 2020 (the “Proxy Statement”), and the prospectus, which was filed by Newco with the SEC on February 13, 2020 (the “Prospectus”). You can access Pfizer’s, Mylan’s and Newco’s filings with the SEC through the SEC website at www.sec.gov or through Pfizer’s or Mylan’s website, as applicable, and Pfizer and Mylan strongly encourage you to do so. Except as required by applicable law, Pfizer, Mylan and Newco undertake no obligation to update any statements herein for revisions or changes after this communication is made.

Additional Information and Where to Find It

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed combination of Upjohn Inc. (“Newco”), a wholly owned subsidiary of Pfizer Inc. (“Pfizer”) and Mylan N.V. (“Mylan”), which will immediately follow the proposed separation of the Upjohn business from Pfizer (the “proposed transaction”), Newco and Mylan have filed certain materials with the SEC, including, among other materials, the Form S-4, Form 10 and Prospectus filed by Newco and the Proxy Statement filed by Mylan. The Form S-4 was declared effective on February 13, 2020 and the Proxy Statement and the Prospectus were first mailed to shareholders of Mylan on or about February 14, 2020 to seek approval of the proposed transaction. The Form 10 has not yet become effective. After the Form 10 is effective, a definitive information statement will be made available to the Pfizer stockholders relating to the proposed transaction. Newco and Mylan intend to file additional relevant materials with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, NEWCO AND THE PROPOSED TRANSACTION. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan, upon written request to Mylan or by contacting Mylan at (724) 514-1813 or investor.relations@mylan.com or from Pfizer on Pfizer’s internet website at https://investors.Pfizer.com/financials/sec-filings/default.aspx or by contacting Pfizer’s Investor Relations Department at (212) 733-2323, as applicable.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, Pfizer, Mylan, Newco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Pfizer may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2020 and its definitive proxy statement relating to its 2020 Annual Meeting filed with the SEC on

March 13, 2020, as supplemented by its supplement to proxy statement filed with the SEC on April 7, 2020. Information about the directors and executive officers of Mylan may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2020, and its definitive proxy statement relating to its 2019 Annual Meeting filed with the SEC on May 24, 2019. Additional information regarding the interests of these participants can also be found in the Form S-4, the Proxy Statement and the Prospectus. These documents can be obtained free of charge from the sources indicated above.